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                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 2)*

                     AMERICAN GOLDFIELDS INC.
                         (Name of Issuer)

               Shares of Common Stock, No Par Value
                  (Title of Class of Securities)

                            02639A102
                          (CUSIP Number)

                Attention: Donald Neal, President
                    200-4170 Still Creek Drive
                  Burnaby, B.C., Canada, V5C 6C6
                       Phone: 604-299-6600
    (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                          July 14, 2006
      (Date of Event which Requires Filing of this Statement)

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If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 02639A102

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1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).

    Greg Crowe
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2.  Check the Appropriate Box if a Member of a Group (See Instructions)
             (a) [__]     (b) [__]
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3.  SEC Use Only

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4.  Source of Funds (See Instructions)

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5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
    2(d) or 2(e)  [ ]

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6.  Citizenship or Place of Organization:
    Canada
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Number of
Shares Beneficially    7.   Sole Voting Power:        -0-
Owned                  8.   Shared Voting Power:      -0-
By Each                9.   Sole Dispositive Power:   -0-
Reporting              10.  Shared Dispositive Power: -0-
Person
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     0
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12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

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13.  Percent of Class Represented by Amount in Row (11)
     0%
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14.  Type of Reporting Person (See Instructions)
     IN
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This Amendment No. 2 (this "Amendment") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission by Greg Crowe (the "Reporting Person") with respect to American Goldfields Inc. (the "Issuer") on February 20, 2004, as amended on April 2, 2004 (the "Schedule
13D").   Only those Items that are amended or supplemented are reported herein. Except as amended and supplemented herein, the Schedule 13D, including the definitions of terms not otherwise defined herein, remains in full force and effect.


Item 4. Purpose of Transaction

On July 14, 2006, the Reporting Person resigned from the Board of Directors of the Issuer. In connection with the Reporting Person's resignation, the Issuer and the Reporting Person entered into an Agreement, dated July 14, 2006, pursuant to which the Reporting Person agreed to sell the 3,000,000 common shares of the Issuer owned by the Reporting Person to the Issuer at a price of $0.01 per share. The Issuer paid the Reporting Person $30,000 and returned the shares to treasury for cancellation.

Item 5.  Interest in Securities of the Issuer

(a) Subsequent to the reported transaction, the Reporting Person owns no shares (0%) of the issued and outstanding common stock of the Issuer.

(b) Not applicable.

(c) Except for the disposition of the shares reported herein, the Reporting Person has not effected any transactions in the shares of the Issuer during the past 60 days.

(d) Not applicable.

(e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to the Agreement described in Item 4 above, the Shareholders' Agreement dated as of February 10, 2004, between the Issuer, the Reporting Person, and Donald Neal (the "Shareholders Agreement"), was terminated with respect to the Stockholder.

Item 7.  Materials to be Filed as Exhibits

1.  Agreement, dated July 14, 2006, between the Reporting Person and the
    Issuer

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                            SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 14, 2006


                                          By:    /s/ Greg Crowe
                                          Name:  Greg Crowe


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).